Exhibit 23.2

CONSENT OF INDEPENDENT AUDITORS

We consent to the reference to our firm under the caption “Experts” in the Registration Statement (Form S-3) and related Prospectus of Affymetrix, Inc. for the registration of $200,000,000 of common stock, preferred stock, debt securities, warrants, purchase contracts, and units and to the incorporation by reference therein of our report dated April 13, 2012 with respect to the consolidated financial statements as of December 31, 2010 and 2011 and for each of the three years in the period ended December 31, 2011 of eBioscience Holding Company, Inc. included in the Current Report on Form 8-K of Affymetrix, Inc. dated May 30, 2012.

/s/ Ernst & Young LLP

San Diego, CA

May 30, 2012